Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2024

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	€91,844	€105,201	€227,289	€251,324
Revenue from related party	54,243	52,661	138,785	142,010
Total revenue	146,087	157,862	366,074	393,334

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,906	3,080	8,592	9,223
Selling and marketing, including related party (1)(3)	113,567	121,684	304,632	281,914
Technology and content, including related party (1)(2)(3)	12,335	12,011	37,754	36,877
General and administrative, including related party (1)(3)	6,892	9,251	25,045	30,090
Amortization of intangible assets (2)	—	34	23	101
Impairment of intangible assets and goodwill	30,000	196,127	30,000	196,127
Operating loss	(19,613)	(184,325)	(39,972)	(160,998)

Other income/(expense)
Interest expense	(4)	(3)	(13)	(7)
Interest income	827	1,837	2,710	4,126
Other, net	419	(123)	373	(337)
Total other income, net	1,242	1,711	3,070	3,782

Loss before income taxes	(18,371)	(182,614)	(36,902)	(157,216)
Expense/(benefit) for income taxes	(3,827)	(35)	(9,099)	9,581
Loss before equity method investments	(14,544)	(182,579)	(27,803)	(166,797)
Loss from equity method investments	(887)	(55)	(954)	(173)
Net loss	€(15,431)	€(182,634)	€(28,757)	€(166,970)

Earnings per share available to common stockholders:
Basic	€(0.04)	€(0.53)	€(0.08)	€(0.49)
Diluted	(0.04)	(0.53)	(0.08)	(0.49)
Shares used in computing earnings per share:
Basic	349,118	343,806	349,199	343,919
Diluted	349,118	343,806	349,199	343,919

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(1) Includes share-based compensation as follows:
Cost of revenue	€31	€37	€90	€108
Selling and marketing	115	135	347	327
Technology and content	333	541	1,002	1,327
General and administrative	1,707	2,380	4,378	6,469

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€795	€789	€2,394	€2,280
Amortization of acquired technology included in amortization of intangible assets	—	34	23	101

(3) Includes related party expense as follows:
Selling and marketing	€16	€20	€26	€68
Technology and content	440	397	1,122	1,211
General and administrative	12	—	43	24
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive loss
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net loss	€(15,431)	€(182,634)	€(28,757)	€(166,970)
Other comprehensive income/(loss):
Currency translation adjustments, net	—	4	3	7
Net reclassification of foreign currency translation adjustments into total other, net	(218)	—	(62)	—
Total other comprehensive income/(loss)	(218)	4	(59)	7
Comprehensive loss	€(15,649)	€(182,630)	€(28,816)	€(166,963)
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes.

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of September 30, 2024	As of December 31, 2023
Current assets:
Cash and cash equivalents	€107,588	€101,847
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €1,027 and €936 at September 30, 2024 and December 31, 2023, respectively	36,961	23,613
Accounts receivable, related party	30,645	19,094
Short-term investments	—	25,225
Tax receivable	2,545	6,774
Prepaid expenses and other current assets	4,527	11,032
Total current assets	182,608	187,927

Property and equipment, net	8,974	10,079
Operating lease right-of-use assets	40,474	42,273
Equity method investments	13,693	5,329
Investments and other assets	4,148	3,847
Intangible assets, net	45,345	75,614
TOTAL ASSETS	€295,242	€325,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€25,660	€17,930
Income taxes payable	15	2,087
Deferred revenue	1,247	1,176
Payroll liabilities	2,450	2,619
Accrued expenses and other current liabilities	10,913	9,874
Operating lease liability	2,359	2,301
Total current liabilities	42,644	35,987

Operating lease liability	36,657	38,434
Deferred income taxes	16,641	26,549
Other long-term liabilities	9,189	9,075

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,112,201,030 and 110,919,270 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	6,732	6,655
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	142,486	142,486
Reserves	685,159	681,333
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	16	75
Accumulated deficit	(766,589)	(737,832)
Total stockholders' equity	190,111	215,024
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€295,242	€325,069
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended September 30, 2024	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059
Net loss				(15,431)			(15,431)
Other comprehensive loss (net of tax)					(218)		(218)
Share-based compensation expense			1,832				1,832
Issuance of common stock related to exercise of options and vesting of RSUs	18		(18)				—
Withholdings on net share settlements of equity awards			(131)				(131)
Balance at September 30, 2024	€6,732	€142,486	€685,159	€(766,589)	€16	€122,307	€190,111

Nine months ended September 30, 2024	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss				(28,757)			(28,757)
Other comprehensive loss (net of tax)					(59)		(59)
Share-based compensation expense			4,807				4,807
Issuance of common stock related to exercise of options and vesting of RSUs	77		(77)				—
Withholdings on net share settlements of equity awards			(904)				(904)
Balance at September 30, 2024	€6,732	€142,486	€685,159	€(766,589)	€16	€122,307	€190,111

Three months ended September 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184
Net loss					(182,634)			(182,634)
Other comprehensive income (net of tax)						4		4
Share-based compensation expense				3,093				3,093
Issuance of common stock related to exercise of options and vesting of RSUs	53			(9)				44
Withholdings on net share settlements of equity awards				(1,126)				(1,126)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend payables				(184,381)				(184,381)
Balance at September 30, 2023	€6,525	€142,486	€—	€683,131	€(740,326)	€61	€122,307	€214,184

Nine months ended September 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net loss					(166,970)			(166,970)
Other comprehensive income (net of tax)						7		7
Share-based compensation expense				8,231				8,231
Issuance of common stock related to exercise of options and vesting of RSUs	267			(42)				225
Withholdings on net share settlements of equity awards				(4,664)				(4,664)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend payables				(184,381)				(184,381)
Balance at September 30, 2023	€6,525	€142,486	€—	€683,131	€(740,326)	€61	€122,307	€214,184
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating activities:
Net loss	€(15,431)	€(182,634)	€(28,757)	€(166,970)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,073	1,093	3,263	3,306
Goodwill and intangible assets impairment loss	30,000	196,127	30,000	196,127
Share-based compensation	2,186	3,093	5,817	8,231
Deferred income taxes	(4,176)	(4,580)	(9,908)	(4,629)
Other, net	479	302	595	1,668
Changes in operating assets and liabilities:
Accounts receivable, including related party	(548)	(2,068)	(25,073)	(18,550)
Prepaid expenses and other assets	1,543	3,094	7,392	(3,759)
Accounts payable	(11,358)	(6,046)	8,101	6,543
Taxes payable/receivable, net	545	(673)	2,157	(10,470)
Other changes in operating assets and liabilities, net	(580)	(3,035)	(272)	883
Net cash provided by/(used in) operating activities	3,733	4,673	(6,685)	12,380

Investing activities:
Investment in equity-method investee	(10,211)	—	(10,211)	—
Proceeds from sales and maturities of investments	—	25,000	25,225	45,000
Capital expenditures, including internal-use software and website development	(715)	(921)	(2,102)	(2,617)
Other investing activities, net	4	3	4	26
Net cash provided by/(used in) investing activities	(10,922)	24,082	12,916	42,409

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(129)	(2,561)	(603)	(4,363)
Proceeds from exercise of option awards	—	44	—	225
Other financing activities, net	(19)	(10)	(56)	(36)
Net cash used in financing activities	(148)	(2,527)	(659)	(4,174)

Effect of exchange rate changes on cash	(93)	67	169	(242)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(7,430)	26,295	5,741	50,373
Cash, cash equivalents and restricted cash at beginning of the period	115,360	273,004	102,189	248,926
Cash, cash equivalents and restricted cash at end of the period	€107,930	€299,299	€107,930	€299,299

Supplemental cash flow information:
Cash received for interest	€885	€1,485	€2,669	€3,489
Cash paid for taxes, net of (refunds)	(236)	5,943	(1,439)	25,164
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes.

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of September 30, 2024, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.8% and 84.0%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2023 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the Securities and Exchange Commission (“SEC”).
Certain amounts previously reported in the unaudited condensed consolidated financial statements have been reclassified in the accompanying unaudited condensed consolidated financial statements to conform to the current period's presentation. In the unaudited condensed consolidated statements of cash flows, the presentation of operating, investing, and financing activities are condensed. In the unaudited condensed statements of comprehensive income, net reclassifications of foreign currency translation adjustments in other comprehensive income/(loss) are now presented separately. Additionally, equity method investments are now presented as a separate line item in the unaudited condensed consolidated balance sheets.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2023, except as updated below.
Non-marketable equity investments
We account for non-marketable equity investments over which we exercise significant influence but do not have control using the equity method. Under the equity method, investments are initially recognized at cost and adjusted to reflect the Company's interest in the investee's net earnings or losses, dividends received and other-than-temporary impairments. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee.
For equity investments without a readily determinable fair value, we have elected to use the measurement alternative of cost less impairment. The carrying amount is subsequently remeasured to its fair value when there are observable price changes in orderly transactions for an identical or similar investment or it is impaired. Any adjustments to the carrying amount are recorded in net income.
On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches that require judgment and the use of estimates. When our assessment indicates that an impairment, that is also "other-than-temporary", exists, we write down our non-marketable equity investments to fair value.
Recent accounting pronouncements not yet adopted
Segment Reporting. In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for fiscal periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Income Taxes. In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 36% and 38% of total revenues for the three and nine months ended September 30, 2024, respectively, compared to 33% and 36% in the same periods in 2023. Expedia Group and its affiliates represents 44% and 45% of total accounts receivable as of September 30, 2024 and December 31, 2023, respectively.
Booking Holdings and its affiliates represent 39% and 38% of total revenues for the three and nine months ended September 30, 2024, respectively, compared to 46% and 43% in the same periods in 2023. Booking Holdings and its affiliates represent 24% and 25% of total accounts receivable as of September 30, 2024 and December 31, 2023, respectively.
Deferred revenue
As of December 31, 2023, the deferred revenue balance was €1.2 million, €1.1 million of which was recognized as revenue during the nine months ended September 30, 2024.
Foreign currency transaction gains and losses
We record gains and losses in our unaudited condensed consolidated statements of operations related to the recurring remeasurement and settlement of transactions in foreign currencies other than the functional currency.
Foreign currency transaction gains and losses presented within net other income for the three and nine months ended September 30, 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2024	2023	2024	2023
Foreign exchange gains/(losses), net	€201	€(124)	€310	€(487)

Note 3: Other investments
On July 30, 2024, we entered into an investment for a 38.6% (30.0% fully-diluted by share options) ownership interest in Holisto Limited ("Holisto") for an aggregate price of €10.2 million, which includes the direct transaction costs incurred to acquire the investment. Concurrently, we received a share purchase option from Holisto granting trivago the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. The option is exercisable within a period of 15 months following the close of the initial investment. Holisto is a technology-based online travel booking platform that operates the website “holisto.com”. We have the ability to exercise significant influence over Holisto through our representation on Holisto's Board of Directors, where we hold two of six seats. We do not have any rights, obligations or any relationships with regards to the other investors of Holisto.

Our investment in Holisto is accounted for as an equity method investment recognized at a cost of €9.3 million, including the direct transaction costs, and is recorded in equity method investments in the unaudited condensed consolidated balance sheet as of September 30, 2024. Based on our current ownership of 38.6%, the carrying value of our equity method investment in Holisto was approximately €0.9 million higher than our share of interest in Holisto's underlying net assets. Additionally, we identified €5.5 million of intangible assets that will be amortized over the intangible assets' useful life and €2.9 million of tax basis differences to be recovered where appropriate. As a result, there is €9.3 million of equity method goodwill recognized as part of the overall investment account balance which will not be amortized. These amounts may be proportionately adjusted when diluted to our 30% fully diluted ownership stake.
We have elected to measure the share purchase option using the measurement alternative of cost less impairment. The option was recognized at a fair value of €0.9 million, which was determined using a Monte Carlo simulation model and is recorded in investments and other assets in the unaudited condensed consolidated balance sheet as of September 30, 2024.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

September 30, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,000
Investments and other assets:
Term deposits	1,351
Total	€81,351

December 31, 2023
(in thousands)	Level 2
Cash equivalents:
Term deposits	€64,123
Short-term investments:
Term deposits	25,225
Investments and other assets:
Term deposits	1,351
Total	€90,699
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets. Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.

Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as intangible assets and property and equipment, as well as our non-marketable equity investments, including our equity method investments and investment accounted for under the measurement alternative, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	September 30, 2024	December 31, 2023
Prepaid advertising	€451	€6,429
Other prepaid expenses	3,153	4,393
Assets held for sale	248	—
Other assets	675	210
Total	€4,527	€11,032
The long-term marketing sponsorship agreement which began in January 2021 contractually ended in June 2024. As of September 30, 2024, there is no balance pertaining to this contract included within prepaid advertising in the above table as compared to €4.0 million as of December 31, 2023.

Note 6: Property and equipment, net

	September 30, 2024	December 31, 2023
(in thousands)
Building and leasehold improvements	€4,121	€4,117
Capitalized software and software development costs	31,889	30,065
Computer equipment	15,344	15,375
Furniture and fixtures	3,032	2,999
Subtotal	€54,386	€52,556
Less: accumulated depreciation	45,412	42,477
Property and equipment, net	€8,974	€10,079

Note 7: Intangible assets, net

	September 30, 2024	December 31, 2023
(in thousands)
Intangible assets with indefinite lives	€45,345	€75,345
Intangible assets with definite lives, net	—	269
Total	€45,345	€75,614
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
For the period ended September 30, 2024, we recorded an impairment charge to our indefinite-lived intangible assets of €30.0 million. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.
For the period ended September 30, 2023, we recorded an impairment charge to our indefinite-lived intangible assets of €14.2 million. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.
We base our measurement of the fair value of our indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that these assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The significant estimates used in this method include estimating and selecting appropriate royalty rate, discount rate and revenue growth rates.
Impairment losses for indefinite-lived intangible assets are included in impairment of intangible assets and goodwill in our unaudited condensed consolidated statements of operations. Accumulated impairment losses of indefinite-lived intangible assets were €124.2 million as of September 30, 2024 and €94.2 million as of December 31, 2023.
As of September 30, 2024, our intangible assets with definite lives were classified as held for sale and are presented in prepaid expenses and other current assets in the unaudited condensed consolidated balance sheet.

Note 8: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
Effective July 15, 2024, the maximum number of Class A shares available for issuance under the 2016 Omnibus plan is 80,161,948 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares.
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2024	2023	2024	2023
Equity classified awards	€1,832	€3,093	€4,807	€8,231
Liability classified awards	354	—	1,010	—
Total share-based compensation expense	€2,186	€3,093	€5,817	€8,231
Share-based award activity
The following table presents a summary of our share option activity for the nine months ended September 30, 2024:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2024	30,917,455	2.25	7	3,074
Granted	9,810,235	0.31
Exercised(1)	945,120	0.06
Cancelled	4,956,975	6.18
Balance as of September 30, 2024	34,825,595	1.00	7	2,644
Exercisable as of September 30, 2024	8,133,725	3.25	11	544
(1) Inclusive of 587,445 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of September 30, 2024:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	23,945,595	1.31	8	1,831
Currently Exercisable	8,133,725	3.25	11	544
On April 1, 2024, 2,720,000 market-based and 4,080,000 service-based Class A share options were granted to the new Chief Financial Officer. The market-based awards cliff vest at the end of the performance period on April 1, 2028. The market condition is based upon trivago's volume-weighted average share price that determines the number of shares earned. The service-based options vest annually over three years beginning on April 1, 2025 in equal increments.
Also on April 1, 2024, a modification was made to the options originally granted to the Managing Directors on May 9, 2023 and subsequently modified on November 2, 2023. The strike price for 6,120,000 market-based and 9,180,000 service-based Class A share options was further reduced from the reduction made on November 2, 2023 as a result of the extraordinary dividend paid in 2023. Additionally, there were updates made to the market condition that determines the number of shares earned. As a result of the modification, additional incremental compensation cost of €1.7 million will be recorded over the remaining service periods for these awards.
The following table presents a summary of our restricted stock unit (RSU) activity for the nine months ended September 30, 2024:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2024	2,202,775	1.79	6
Granted	5,022,875	0.47
Vested(1)	1,874,950	1.33
Cancelled	543,240	1.07
Balance as of September 30, 2024	4,807,460	0.67	6
(1) Inclusive of 950,865 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 9: Income taxes
Income tax benefit was €3.8 million during the three months ended September 30, 2024, compared to income tax expense of €35 thousand in the same period in 2023. The total weighted-average tax rate was 34.8% during the three months ended September 30, 2024, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended September 30, 2024 was 20.8%, compared to (2.4)% in the same period in 2023. The difference in effective tax rate during the three months ended September 30, 2024 compared to the same period in 2023 is primarily related to the goodwill impairment recognized in the prior year, which is not deductible for tax purposes, the lower amount of trademark impairment recognized in the prior year, and the difference in pre-tax profit and loss position between the two periods.
Income tax benefit was €9.1 million during the nine months ended September 30, 2024, compared to income tax expense of €9.6 million during the nine months ended September 30, 2023. Our effective tax rate for the nine months ended September 30, 2024 was 24.7%, compared to (6.1)% in the same period in 2023. The difference in effective tax rate during the nine months ended September 30, 2024 compared to the same period in 2023 is primarily related to the goodwill impairment recognized in the prior year, which is not deductible for tax purposes, the lower amount of trademark impairment recognized in the prior year, and the difference in pre-tax profit and loss position between the two periods.
The difference between the weighted average tax rate and the effective tax rate for the three and nine months ended September 30, 2024 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.6 million as of September 30, 2024. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 10: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of September 30, 2024, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of September 30, 2024, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
(€ thousands, except per share data)	2024	2023	2024	2023
Numerator:
Net loss	€(15,431)	€(182,634)	€(28,757)	€(166,970)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	349,118	343,806	349,199	343,919
Diluted	349,118	343,806	349,199	343,919

Net loss per share:
Basic	€(0.04)	€(0.53)	€(0.08)	€(0.49)
Diluted	(0.04)	(0.53)	(0.08)	(0.49)
For the three and nine months ended September 30, 2024 and 2023, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding share options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 12: Commitments and contingencies
Legal proceedings
Two purported class actions have been filed in Ontario, Canada and Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims.
Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, and a decision rejecting the appeal was announced on March 21, 2024. The plaintiffs filed a motion for leave to appeal on April 4, 2024 and filed supporting arguments on May 14, 2024. We challenged the motion on June 7, 2024 and on October 25, 2024, the plaintiffs' motion for leave to appeal was dismissed. A pre-trial case management hearing in the class action that was filed in Israel took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff which is currently under consideration.

Note 13: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €52.8 million and €137.4 million for the three and nine months ended September 30, 2024, respectively, compared to €52.7 million and €142.0 million in the same periods in 2023, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 36% and 38% of our total revenue for the three and nine months ended September 30, 2024, respectively, compared to 33% and 36% in the same periods in 2023, respectively.
For the three and nine months ended September 30, 2024 and 2023, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of September 30, 2024 and December 31, 2023 were €30.0 million and €19.1 million, respectively.
UBIO Limited
Effective January 11, 2024 we entered into a new commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an initial term of 12 months. The agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €1.3 million (GBP 1.1 million).
Our operating expenses related to this partner were €0.4 million and €1.1 million for the three and nine months ended September 30, 2024 and 2023, respectively.
Holisto Limited
As further described in Note 3 - Other investments, we entered into an equity method investment in Holisto Limited on July 30, 2024. Related-party revenue, consisting mainly of click-through fees from Holisto Limited was €1.4 million during the period from July 30, 2024 to September 30, 2024. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balance with Holisto Limited was €0.6 million as of September 30, 2024.

Note 14: Segment information
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Subsequent to the closing of the Holisto Limited equity investment on July 30, 2024 (refer to Note 3 - Other investments), we determined that the investment met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our reportable segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.

Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and nine months ended September 30, 2024 and 2023. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended September 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€64,239	€51,631	€29,425	€—	€145,295
Subscription revenue	—	—	—	566	566
Other revenue	—	—	—	226	226
Total revenue	€64,239	€51,631	€29,425	€792	€146,087
Advertising Spend	42,487	40,887	25,011	—	108,385
ROAS contribution	€21,752	€10,744	€4,414	€792	€37,702
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,906
Other selling and marketing, including related party(1)					5,182
Technology and content, including related party					12,335
General and administrative, including related party					6,892
Impairment of intangible assets and goodwill					30,000
Operating loss					€(19,613)
Other income/(expense)
Interest expense					(4)
Interest income					827
Other, net					419
Total other income, net					€1,242
Loss before income taxes					€(18,371)
Benefit for income taxes					(3,827)
Loss before equity method investments					€(14,544)
Loss from equity method investments					(887)
Net loss					€(15,431)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended September 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€69,479	€59,682	€26,968	€—	€156,129
Subscription revenue	—	—	—	619	619
Other revenue	—	—	—	1,114	1,114
Total revenue	€69,479	€59,682	€26,968	€1,733	€157,862
Advertising Spend	50,077	46,682	19,504	—	116,263
ROAS contribution	€19,402	€13,000	€7,464	€1,733	€41,599
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,080
Other selling and marketing, including related party(1)					5,421
Technology and content, including related party					12,011
General and administrative, including related party					9,251
Amortization of intangible assets					34
Impairment of intangible assets and goodwill					196,127
Operating loss					€(184,325)
Other income/(expense)
Interest expense					(3)
Interest income					1,837
Other, net					(123)
Total other income, net					€1,711
Loss before income taxes					€(182,614)
Benefit for income taxes					(35)
Loss before equity method investment					€(182,579)
Loss from equity method investment					(55)
Net loss					€(182,634)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€155,087	€137,597	€69,993	€—	€362,677
Subscription revenue	—	—	—	1,740	1,740
Other revenue	—	—	—	1,657	1,657
Total revenue	€155,087	€137,597	€69,993	€3,397	€366,074
Advertising Spend	115,295	113,810	58,888	—	287,993
ROAS contribution	€39,792	€23,787	€11,105	€3,397	€78,081
Costs and expenses:
Cost of revenue, including related party, excluding amortization					8,592
Other selling and marketing, including related party(1)					16,639
Technology and content, including related party					37,754
General and administrative, including related party					25,045
Amortization of intangible assets					23
Impairment of intangible assets and goodwill					30,000
Operating loss					€(39,972)
Other income/(expense)
Interest expense					(13)
Interest income					2,710
Other, net					373
Total other income, net					€3,070
Loss before income taxes					€(36,902)
Benefit for income taxes					(9,099)
Loss before equity method investments					€(27,803)
Loss from equity method investments					(954)
Net loss					€(28,757)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€178,080	€143,103	€66,823	€—	€388,006
Subscription revenue	—	—	—	1,994	1,994
Other revenue	—	—	—	3,334	3,334
Total revenue	€178,080	€143,103	€66,823	€5,328	€393,334
Advertising Spend	123,081	99,766	43,137	—	265,984
ROAS contribution	€54,999	€43,337	€23,686	€5,328	€127,350
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,223
Other selling and marketing, including related party(1)					15,930
Technology and content, including related party					36,877
General and administrative, including related party					30,090
Amortization of intangible assets					101
Impairment of intangible assets and goodwill					196,127
Operating loss					€(160,998)
Other income/(expense)
Interest expense					(7)
Interest income					4,126
Other, net					(337)
Total other income, net					€3,782
Loss before income taxes					€(157,216)
Expense for income taxes					9,581
Loss before equity method investment					€(166,797)
Loss from equity method investment					(173)
Net loss					€(166,970)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 15: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 1,575,770 Class A shares were issued as a result of exercised options and RSUs released. This includes 1,572,830 service-based Class A share RSUs that were granted on October 29, 2024 as compensation for a global marketing campaign and vested shortly thereafter.
On October 25, 2024, the plaintiffs' motion for leave to appeal in the Ontario, Canada class action proceeding was dismissed.